Investor Presentation NASDAQ: CNCK November 2025

@2025 Coincheck Group N.V. No Offer or Solicitation This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Cautionary Statement Regarding Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on information available as of the date of this presentation and our managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside of our control. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward- looking statements. These risks and uncertainties include, but are not limited to, the price of crypto assets and volume of transactions on Coincheck’s platform; the development, utility and usage of crypto assets; changes in economic conditions and consumer sentiment in Japan; cyberattacks and security breaches on the Coincheck platform; demand for any particular crypto asset; adverse changes to any laws or regulations in the United States, Japan or the Netherlands or Coincheck’s failure to comply with any laws or regulations; administrative sanctions, including fines, or legal claims if we are found to have offered services in violations of the laws of jurisdictions other than Japan or to have violated international sanctions regimes; Coincheck’s ability to compete in a highly competitive industry; Coincheck’s ability to introduce new products and services; any interruptions in services provided by third-party service providers; the status of any particular crypto asset as a “security” in any relevant jurisdiction; legal, regulatory, and other risks in connection with our operation of the Coincheck NFT Marketplace that could adversely affect our business, operating results, and financial condition; our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions if we expand our international activities; the inability to maintain the listing of our Ordinary Shares on Nasdaq and other risk factors (the “Risk Factors”) discussed under "Item 3 - Key Information— D. Risk Factors" in the company's Shell Company Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) on July 30, 2025. Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. All information set forth herein speaks only as of the date hereof. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results the ability to grow and manage growth profitably. Non-IFRS Financial Measures This presentation includes certain financial measures not prepared in accordance with IFRS, which constitute “non-IFRS financial measures” as defined by the rules of the SEC. The non-IFRS financial measures are EBITDA and Adjusted EBITDA. We believe that EBITDA and Adjusted EBITDA enhance an investor’s understanding of our financial and operating performance from period to period, because by excluding certain items that may not be indicative of our recurring core operating results, we believe that EBITDA and Adjusted EBITDA provide meaningful supplemental information regarding our financial and operating performance. In addition, we believe EBITDA and Adjusted EBITDA are measures commonly used by investors to evaluate other companies in our industry. However, there are limitations to the use of these non-IFRS financial measures as analytical tools and they should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. 2 Disclaimer

Overview of Coincheck Group

Coincheck Group

Our vision: To be a preeminent diversified crypto financial services holding company, driving the adoption and growth of the digital asset and web3 economy globally

Coincheck Group

NASDAQ-listed: CNCK

Major shareholder

MONEX GROUP

TSE Prime: 8698
83%[1] Ownership

100% owned	100% owned	100% owned
aplo	Coincheck	NEXT FINANCE TECH
Europe-based Crypto Prime Brokerage	Leading Japanese crypto exchange	Global crypto staking services provider


Coincheck Group
MONEX GROUP
Nasdaq
aplo
2
Coincheck
NEXT FINANCE TECH

1: As of September 30, 2025. 2: Acquisition completed in October 2025.

@2025 Coincheck Group N.V.

3

Growth Strategy: Basic Policy

Coincheck Group

As tokenization using blockchain technology is expected to expand across industries, we aim to become a Global Integrated Tokenized Financial Service Provider

Current state and future vision of financial assets/IP

Current State

Each country and region sets its own regulations and rules for the trading of financial assets and IP, creating significant constraints.

Asset type

Traditional Financial Assets	Crypto Assets	Intellectual Property
↑	↑	↑
Securities Banks	Crypto Exchanges	Retail & Shops

Administrators

Different regulations, rules, and regulators/operators exist for accessing financial assets and IP

Individuals / Corporations / Institutional Investors, etc.

Future vision

With tokenization enabling 24-hour trading and interoperability, regulatory frameworks and rules across countries and regions will converge into a unified system

Borderless

Traditional Financial Assets | Intellectual Property | Crypto Assets

Independent regional regulations, rules, and regulators/operators will be integrated into one unified framework

Individuals / Corporations / Institutional Investors, etc.

Direction and Initiatives

A tokenized world must be borderless and aligned with global standards.
Coincheck Group will continue pursuing global M&A to acquire the capabilities required in such a world, aiming to provide Integrated Tokenized Financial Services, and maximizing intra-group synergies

Coincheck Group

Legend: Acquired (solid box) / Potential Acquisition area (dashed box)

Coincheck	NEXT FINANCE TECH	aplo	Future acquisitions
A leading Japanese crypto asset exchange	Staking service provider & validator	Provider of crypto prime brokerage services	Potential targets: • Broker, Market Maker • Crypto Custodian • Payments, data & analytics • Financial services adjacencies (crypto-based investment vehicles, lending), etc.

@2025 Coincheck Group N.V.

4

Strengthening Institutional Services and Synergies

Coincheck Group

The acquisition of digital asset prime brokerage Aplo marks Coincheck Group's first geographic expansion outside of Japan and strengthens institutional investor service offerings

Coincheck Group

&

aplo

- ✔ Digital asset prime brokerage for institutional crypto investors
- ✔ Headquartered in Paris, France
- ✔ Europe-based with 60+ active global institutional clients
- ✔ Strong regulatory foundation: Registered with French financial marketplace regulator AMF
- ✔ Advancing under MiCA framework

Pursuing synergies intra-group and beyond


Coincheck Group
Coincheck
NEXT FINANCE TECH
aplo
MONEX GROUP
Ongoing discussions
3iQ
DIGITAL ASSET MANAGEMENT
MONEX
Monex Asset Management

- ✔ Building on existing initiatives for cross-company synergies between Next Finance Tech and Coincheck, the integration of Aplo is anticipated to present additional opportunities, including in-house liquidity provision, etc.
- ✔ Aim to unlock additional corporate value by leveraging existing and new synergies with Monex Group companies

Please refer to the press release published by Coincheck Group N.V. on date of closing: October 14, 2025

@2025 Coincheck Group N.V.

5

Coincheck Group FY 2026 Q'2 Update

Coincheck Group

Performance

Number of verified accounts
(in million)



+15%
YoY
2.10
2.42
Q2'25
Q2'26

Total revenue[1]
(in USD million)



+89%
YoY
$475.4
$0.1
$475.4
$899.5
$5.9
$893.6
Q2'25
Q2'26
Revenue
Other revenue

Gross Margin[1]
(in USD million)



+92%
YoY
$13.7
$26.3
Q2'25
Q2'26

Adjusted EBITDA[2]
(in USD million)



+495%
YoY
$1.7
$10.0
Q2'25
Q2'26

Business Highlight

Coincheck Group

&

aplo

Acquisition of Paris, France, based digital asset prime brokerage marks first geographic expansion outside of Japan and strengthens institutional investor service offerings.

Note: Figures in JPY converted to USD based on exchange rate of 147.97 JPY per 1.00 USD reported by the Federal Reserve Bank of New York as of 9/30/2025; Coincheck FY ended 3/31; [1] Gross margin is defined as total revenue less cost of sales.
[2] Adjusted EBITDA is a non-IFRS metric. Please refer to slide 25 for a reconciliation to its most comparable IFRS metric

@2025 Coincheck Group N.V.

6

@2025 Coincheck Group N.V. Coincheck Group Results for FY 2024, 2025, & 2026 Q1-Q2 Number of Verified Accounts 2.42M +15% YoY $8B +78% YoY Customer Assets1 $640M +54% vs. QoQ FY26 Q2 Marketplace Trading Volume ($M) FY24 FY25 % YoY FY26 Q1 FY26 Q2 % QoQ Revenue $1,514 $2,591 71% $568 $900 58% Cost of sales $1,451 $2,499 72% $549 $875 59% Net Profit (Loss) $13.3 ($96.9) (830%) ($9.3) $2.4 — EBITDA2 $23.8 ($85.2) (458%) ($7.2) $7.6 — Adj. EBITDA2, 3 $25.5 $38.6 52% ($2.7) $10.0 — Note: Figures in JPY converted to USD based on exchange rate of 147.97 JPY per 1.00 USD reported by the Federal Reserve Bank of New York as of 9/30/2025; Coincheck FY ended 3/31; 1 Does not include NFTs deposited by customers; 2 EBITDA and Adjusted EBITDA are non-IFRS metrics. Please refer to slide 24 for a reconciliation to their most comparable IFRS metric; 3 Adjusted EBITDA figure, which excludes listing fees and professional fees in connection with the reverse capitalization. Adj. EBITDA is a non-IFRS metric. Please refer to slide 24 for a reconciliation to its most comparable IFRS metric $13.5B -10% QoQ FY26 Q2 Exchange Trading Volume 7

Recent Business Highlights

Coincheck Group

M&A Activity

Coincheck Group

&

aplo

Acquisition[2] of Paris, France, based digital asset prime brokerage marks first geographic expansion outside of Japan and strengthens institutional investor service offerings.

Coincheck app


Coincheck
2025年上半期アプリDL数
No.1

Cumulative app downloads[1]

7.7m+

During the first half of 2025, the Coincheck app continued to lead the domestic market in app downloads

Coincheck Staking


+108% QoQ
Staking revenue (gross)
$0.4m
$2.6m
$5.4m
Q4'25
Q1'26
Q2'26

"Coincheck Staking" launched in January 2025, allowing users to automatically earn Ethereum (ETH) simply by depositing ETH with Coincheck for staking rewards.

Strategic Partnership


mercoin
Coincheck

Strategic partnership with Mercoin, Inc. announced in Aug 2025; expected launch in H1 2026.

A frictionless UX enables mercoin users to trade additional crypto assets and create a Coincheck account without leaving the Mercari mobile app (~23m MAU)[1]

Note: Figures in JPY converted to USD based on exchange rate of 147.97 JPY per 1.00 USD reported by the Federal Reserve Bank of New York as of 9/30/2025. 1: As of September 30, 2025. Based on cumulative download rankings for domestic crypto asset trading apps. Period: Jan 2019-Dec 2024. Source: AppTweak. 2: Transaction closed October 14, 2025.

@2025 Coincheck Group N.V.

8

@2025 Coincheck Group N.V. $0 $20,000 $40,000 $60,000 $80,000 $100,000 $120,000 Oct-15 Oct-17 Oct-19 Oct-21 Oct-23 Oct-25 9 Significant Crypto Market Tailwinds ✔ $4T+1 crypto market cap ✔ Bitcoin and Ether U.S. ETF approvals ✔ Passage / implementation of MiCA in Europe ✔ Passage of Japan stablecoin bill ✔ Adoption of SAB 122 (Jan-25) ✔ Supportive regulatory posturing appears to be emerging from SEC, CFTC, and OCC ✔ GENIUS Act (signed Jul-25); STABLE Act and CLARITY Act (in Congress) 1Source: CoinGecko. Note: As of Sep 30, 2025 +47,862% $114,024* BTC price evolution1 over the past 10 years Notable global market developments

Global Crypto Market Landscape

Coincheck Group

Global cryptocurrency market cap[1]

Despite periods of volatility, the crypto asset market has experienced significant growth, surpassing a $4 trillion market cap, driven by maturing infrastructure and increasing convergence with traditional finance



$5T
$4T
$3T
$2T
$1T
1/1/2014
1/1/2016
1/1/2018
1/1/2020
1/1/2022
1/1/2024

Diverging US/Japan Strategies[2]

Crypto-adjacent FinTechs

Robinhood, BLOCK, PayPal, eToro

Private crypto exchanges with Japan presence

bitbank, bitFlyer, GMOコイン, SBI VC Trade, mercoin

Diversified global crypto companies

coinbase, Coincheck Group

Crypto Adoption by Market Snapshot[3]

Japan's digital asset adoption remains relatively low, representing significant growth opportunity by catching-up to economic peers



0.104
0.110
0.125
0.215
0.540

1: As of September 30, 2025. 2: Note: Logos are representative of firms in each category and may not be exhaustive. 3: Source: "The 2024 Geography of Crypto Report" by Chainanalysis, October 2024. Represents the index of crypto adoption in 151 countries, calculated based on on-chain cryptocurrency value received at centralized services, on-chain retail value received at centralized services, on-chain cryptocurrency value received at decentralized finance protocols, and on-chain retail value received at DeFi protocols, with the index normalized on a scale from 0 (lowest rank) to 1 (highest rank).

@2025 Coincheck Group N.V.

10

Japan Crypto Market Landscape

Coincheck Group

Japan's crypto penetration rate remains low with high growth potential



123m
Japan Population[1]
38.6m
Japan Securities Accounts[2]
13.2m
Japan Crypto Community[3]
2.42m
Coincheck Number of Verified Accounts[7]

- ✓ Japan is the 4th largest global economy ($4t GDP)[4] but **only 10%[3] of Japanese population owns crypto** (vs. 17%[5] of US population), reflecting the nascency of the Japanese market
- ✓ Japan's thoughtful crypto regulatory model is designed around protecting the consumer

Total accounts in Japan[6]



30%
5-year CAGR
13.2m
accounts
Coincheck
2.42m
18%

Total customer assets under custody[6]



+62%
5-year CAGR
¥5.2t
Total assets
Coincheck
¥1.2t
23%

1: Source: Statistics Bureau of Japan, as of March 2025. 2: Source: Japan Securities Dealers Association, as of March 2025. 3: Source: JVCEA, as of September 2025. 4: Source: World Bank, as of 2024. 5: Source: Morning Consult, as of April 2025. Figures are rounded. 6: Source: JVCEA, as of September 2025. 7: As of Sep-30, 2025.

@2025 Coincheck Group N.V.

11

Coincheck, a Leading Japanese Crypto Platform

Coincheck Group

Coincheck

Providing Japanese Customers & Institutions with Direct Access to the Global Crypto Economy

- Wholly-owned subsidiary of Coincheck Group
- Leading Japanese crypto exchange
- Operates one of the largest domestic multi-cryptocurrency marketplaces and crypto asset exchanges in Japan
- Services supporting 34[1] cryptocurrencies on our Marketplace and Exchange platforms for trading and custody, as well as other crypto activities including Initial Exchange Offerings (IEOs) and NFTs
- Registered crypto asset exchange service provider with the Financial Services Agency of Japan (JFSA)
- Operates under the Japan Virtual Currency Exchange Associate (JVCEA), a self-regulatory organization that governs Japan's crypto exchanges

[1] As of September 30, 2025

@2025 Coincheck Group N.V.

12

Coincheck at a Glance

Coincheck Group

Broad Product Set


12:34
¥ 14,053,704
BTC
¥ 14,053,704
ETH
¥ 499,229
XRP
¥ 107.82
SHIB
¥ 0.0040215

- ✓ Dedicated marketplace for retail customers
- ✓ Exchange platform for professional traders
- ✓ ETH staking reward program
- ✓ NFT marketplace
- ✓ Robust spread-based business model with potential for high incremental profitability
- ✓ Thorough yet seamless KYC and AML procedures and onboarding

Strong track record of growth and "first crypto account" status

2.42m
number of verified accounts[1]

$8b
Customer Assets[1,2]

$2.5b
LTM Sep-2025 Marketplace trading volume[3]

34
supported crypto assets[1]

Note: Figures in JPY converted to USD based on exchange rate of 147.97 JPY per 1.00 USD reported by the Federal Reserve Bank of New York as of 9/30/2025. Coincheck FY ended 3/31; [1] As of 9/30/2025; [2] Does not include NFTs deposited by customers; [3] LTM figures represent 12 months ended Sep-2025

@2025 Coincheck Group N.V.

13

@2025 Coincheck Group N.V. Coincheck has established a solid position as the first-choice2 crypto asset trading account among domestic exchanges No. 12 Domestic market share for 6 consecutive years Coincheck Retail Business Overview 1: As of September 30, 2025. 2: Based on cumulative download rankings for domestic crypto asset trading apps. Period: Jan 2019–Dec 2024. Source: AppTweak. Note: Figures in JPY converted to USD based on exchange rate of 147.97 JPY per 1.00 USD reported by the Federal Reserve Bank of New York as of 9/30/2025. Coincheck FY ended 3/31; 1 As of 9/30/2025; Distribution and depth in Japan’s crypto market 2m 4m 6m 8m 2017/12 2020/12 2025/6 Broad access to crypto assets 34 currencies 1 2.42m Verified accounts1 Assets under custody 1$8b Of users are under 401 7.7m+3 downloads 50% Trading platform with strong user engagement Intuitive, easy-to-use UX/UI 14

Crypto-as-a-Service (CaaS)

Coincheck Group

Trusted. Seamless. Scalable.

Integration example: Mercoin x Coincheck



Illustrative flow[1]
BTC/ETH/XRP
mercoin
Other currencies
Coincheck
User
Mercari app[2]

- ✔ Announced strategic partnership in Aug 2025; expected launch in H1 2026
- ✔ Frictionless UX enables users to trade additional crypto assets from within the Mercari app
- ✔ Combines Coincheck's licensed infrastructure with Mercari's scale (~23m MAU)

Crypto-as-a-Service[3]

Coincheck CaaS empowers platforms to offer regulated, in-app crypto trading – seamlessly and securely – without building their own exchange.

Coincheck handles provisioning, custody, and execution, so partners can focus entirely on user experience.

1: As of company disclosure dated Aug 05, 2025. Details and final product offering may change. 2: Via Mercoin acting as an intermediary, users will be able to conduct crypto-asset trading with Coincheck as the counterparty. Note: "Mercari" here refers to the Mercari mobile application, not Mercari, Inc. 3: Crypto-as-a-Service is currently only offered in Japan.

@2025 Coincheck Group N.V.

15

Global Regulatory Landscape

Coincheck Group

Japan stands out as a market for crypto activity

Legend: Legislation / Regulation in place; Active regulatory engagement; Regulatory process not initiated

Jurisdiction	Regulatory framework	Licensing / Registration	Travel rule	Stablecoins
Japan	Legislation / Regulation in place	Legislation / Regulation in place	Legislation / Regulation in place	Legislation / Regulation in place
United States	Active regulatory engagement	Legislation / Regulation in place	Legislation / Regulation in place	Active regulatory engagement
Europe*	Legislation / Regulation in place	Legislation / Regulation in place	Legislation / Regulation in place	Legislation / Regulation in place
Brazil	Active regulatory engagement	Active regulatory engagement	Active regulatory engagement	Active regulatory engagement
Hong Kong	Legislation / Regulation in place	Legislation / Regulation in place	Legislation / Regulation in place	Active regulatory engagement
India	Active regulatory engagement	Regulatory process not initiated	Legislation / Regulation in place	Regulatory process not initiated
Singapore	Legislation / Regulation in place	Legislation / Regulation in place	Legislation / Regulation in place	Active regulatory engagement
Taiwan	Active regulatory engagement	Active regulatory engagement	Legislation / Regulation in place	Regulatory process not initiated
United Arab Emirates	Legislation / Regulation in place	Legislation / Regulation in place	Legislation / Regulation in place	Legislation / Regulation in place

United States

- ✓ Spot ETF Approval (Jan-24, Jul– 24)
- ✓ Bitcoin ETF Options Approval (Oct-24)
- ✓ New SEC Crypto Task Force (Jan-25)
- ✓ SAB 122 (Jan-25)
- ✓ GENIUS act (Jul-18)

Japan

- ✓ Reassessment of crypto regulations (Oct-24)
- ✓ Drafting of crypto laws on domestic asset transfer (Nov-24)
- ✓ Crypto tax reform (Dec-24)
- ✓ FSA released policy proposal to reclassify digital assets from payment methods to financial products (Jun-25)
- ✓ FSA formal proposal for inclusion in 2026 diet session is supportive of aligning taxation with securities (Sep-25)

More supportive regulatory backdrop domestically and internationally improves prospects for continued growth

Source: PwC Global Crypto Regulation Report 2025 Note: Regulatory assessment is based on the analysis undertaken by individual PwC member firms, published March 2025.
Includes Austria, Bulgaria, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Poland, Portugal, Slovakia, Spain, Sweden and Switzerland

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Coincheck Group

Robust KYC / AML and Compliance Infrastructure in Place

Coincheck assesses enterprise risk management at the Board level and operates a compliance-first platform

Customer KYC process

1. Account registration
2. Acceptance of Terms
3. Identification Verification
4. Two-Step Verification
5. Bank Account registration

Confirms customer is not subject to international sanctions and resides in Japan

- KYC team continues to check existing customers against a database of sanctioned persons on an ongoing basis
- When an existing customer requests transfer of crypto assets externally, Coincheck screens request against blacklist

Coin listing approval process

1. Accounting & Listing Department conduct initial evaluation
2. Legal & Compliance conduct additional review
3. Accounting & Listing Department formulates proposal for handling the cryptocurrency and submits to Management
4. Management reviews and approves
5. Resolution is reported to Board of Directors

@2025 Coincheck Group N.V.

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Robust Financial Model with High Incremental Profitability

Coincheck Group

Number of verified accounts & YoY growth

(million)



+11%
+10%
+16%
+15%5
1.8m
2.0m
2.3m
2.4m
FY23
FY24
FY25
Q'2 26

Revenue[1] & YoY growth

(USD million)



(74%)
+27%
+71%
+12%
+89%
$1,196
$1,514
$2,591
$568
$900
FY23
FY24
FY25
FY26Q1
FY26Q2

Gross Margin & Margin[4]

(USD million; in %)



4.3%
4.3%
3.6%
3.3%
2.8%
$49.5
$62.6
$91.1
$18.2
$24.5
FY23
FY24
FY25
FY26Q1
FY26Q2

Adjusted EBITDA & Margin[2]

(USD million; in %)



(0.2%)
1.7%
1.5%
(0.5%)
1.1%
$25.5
$38.6
$10.0
FY23
($2.4)
FY24
FY25
FY26Q1
($2.7)
FY26Q2

Note: Figures in JPY converted to USD based on exchange rate of 147.97 JPY per 1.00 USD reported by the Federal Reserve Bank of New York as of 9/30/2025; Coincheck FY ended 3/31; [1] Represents gross revenue; [2] FY23 reflects only EBITDA; EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS metrics. Please refer to company disclosures for a reconciliation to their most comparable IFRS metric

@2025 Coincheck Group N.V.

18

@2025 Coincheck Group N.V. 19 Monthly Key Performance Metrics Note: Figures in JPY converted to USD based on exchange rate of 147.97 JPY per 1.00 USD reported by the Federal Reserve Bank of New York as of 9/30/2025; 1 J-GAAP customer assets = crypto currencies deposited by customers + fiat currency deposited by customers. J-GAAP customer assets are derived from monthly data prepared for management for purposes of understanding internal performance metrics, and such figures had not been prepared under IFRS basis and do not include NFTs deposited by customers Number of verified accounts (in million) Customer Assets1 (J-GAAP; USD billion) 2.10 2.11 2.15 2.20 2.26 2.28 2.29 2.30 2.33 2.35 2.38 2.40 2.42 Sep-24 Jan-25 May-25 Sep-25 +15% YoY 4.52 4.97 7.48 7.72 8.69 5.91 5.81 5.99 6.69 6.76 8.38 7.84 8.04 Sep-24 Jan-25 May-25 Sep-25 +97% YoY 0.09 0.13 0.34 0.33 0.32 0.17 0.13 0.15 0.14 0.13 0.26 0.20 0.18 Sep-24 Jan-25 May-25 Sep-25 1.89 2.19 4.92 4.20 4.02 2.77 3.07 2.47 2.54 2.10 2.62 2.15 1.64 Sep-24 Jan-25 May-25 Sep-25 Marketplace Trading Volume (USD billion) Exchange Trading Volume (USD billion) +78% YoY -13% YoY

Accelerating Staking Capabilities and Scale

Coincheck Group

Acquisition enhances Coincheck Staking product and offers staking platform services to other cryptocurrency marketplace providers

Coincheck Group

&

NEXT FINANCE TECH

- ✓ Blockchain infrastructure and staking service provider
- ✓ Headquartered in Tokyo, Japan
- ✓ Only domestic provider of staking services in Japan
- ✓ Next Finance Tech will continue to operate as a global provider of blockchain infrastructure, delivering services to individual and institutional clients worldwide

Coincheck Staking flow


Illustrative flow
Buy ETH
Lock ETH via Coincheck
Receive Staking Rewards

- ✓ Coincheck launched its staking service in January 2025 and currently supports ETH
- ✓ While staking is currently conducted via a third-party staking platform provider, Coincheck expects to transition to Next Finance Tech in CY2026
- ✓ Coincheck, along with the node operator used, retains approx. 30% in total service fees. The remainder of rewards (additional ETH) is distributed to customers

1: Based on Ethereum protocol's average reward rate from Jan–Dec 2024 (approx. 3.32%). "Up to 2.7%" reflects the gross reward received by Coincheck before fees; customer returns are up to approx. 1.9%. Actual returns vary by staking duration, fees, and network conditions. Staking involves risks, including validator failure, smart contract vulnerabilities, and network-imposed penalties (e.g., slashing), which may result in partial or total loss of assets.

@2025 Coincheck Group N.V.

20

Next Finance Tech (Next Finance) Initiatives

Coincheck Group

Coincheck Group acquired Next Finance, a crypto staking platform service provider, in April 2025. Next Finance is exploring avenues to enhance revenue opportunities, including with affiliates of Monex Group and third parties

Next Finance x Coincheck

NEXT FINANCE TECH

&

Coincheck

Implementation in CY26

To expand recurring revenue from the ¥1.2 trillion[1] in client assets managed by Coincheck, the company will transition to Next Finance's staking platform service in 2026.

Next Finance x Coincheck Prime

NEXT FINANCE TECH

&

Coincheck Prime

Coincheck will launch a comprehensive service, Coincheck Prime, offering one-stop support for corporate clients in strategy formulation for crypto treasury business, crypto asset trading, management and operation, and IR support.[2]

Next Finance x Circle

NEXT FINANCE TECH

&

CIRCLE

Next Finance will participate in Arc, the blockchain provided by Circle.

1: Press release dated October 28, 2025; 2: As of September 30, 2025

@2025 Coincheck Group N.V.

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Appendix

@2025 Coincheck Group N.V. Oki Matsumoto Director with the title Executive Chairperson Founder of Monex, and the Representative Executive Officer of Monex Group, Inc. Gary Simanson Director & President with the title Chief Executive Officer Founder of Thunder Bridge Capital, LLC and has served as its Chief Executive Officer since 2017 Jason Sandberg Chief Financial Officer Managing Director at Thunder Bridge Capital, LLC Toshihiko Katsuya Director with the title Chief Operating Officer Previously served as President & CEO at Aruhi Corporation Satoshi Hasuo Chief Stakeholder Officer Executive Officer of Monex Group, Inc. Yo Nakagawa Executive Director; Chief Planning Officer Senior Executive Director of Monex Group, Inc. and Expert Director of Coincheck, Inc. Pascal St-Jean Chief Growth Officer President & CEO at 3iQ Takashi Oyagi Lead Non-Executive Director Founding member of Monex, Executive Officer and Chief Financial Officer of Monex Group, Inc. Allerd Derk Stikker Non-Executive Director Advisor of BXR Group and is a director of a number of portfolio companies of BXR Group David Burg Non-Executive Director Global Group Head, Cyber and Digital Trust at Kroll, LLC Yuri Suzuki Non-Executive Director Senior partner at the Tokyo office of the Japanese law firm, Atsumi & Sakai. Jessica Sinyin Tan Non-Executive Director Serves on the strategy and consumer protection committee of PingAn Bank and former Co-CEO of PingAn Group Board of Directors and Key Management Team Thunder Bridge Capital Thunder Bridge Capital 23

@2025 Coincheck Group N.V. Adjusted EBITDA Reconciliation ($M) FY24 FY25 Q’2 25 Q’2 26 Net Profit (Loss) $13.3 ($96.9) $0.1 $2.4 (+) Income Tax Expenses (Benefits) 5.9 6.7 — 3.7 Profit (Loss) before Income Taxes 19.2 (90.3) 0.1 6.1 (+) Interest Expense 0.0 0.2 — 0.3 (+) Depreciation & Amortization 4.6 4.9 1.0 1.2 EBITDA $23.8 ($85.2) $1.1 $7.6 (+) Transaction Expenses excluding Listing Expense 1.7 31.1 0.6 1.0 (+) Listing Fees — 92.7 — — (+) Change in fair value of warrant liability — — — (0.8) (+) Share-based compensation — — — 2.2 Adj. EBITDA $25.5 $38.6 $1.7 $10 Note: Figures in JPY converted to USD based on exchange rate of 147.97 JPY per 1.00 USD reported by the Federal Reserve Bank of New York as of 9/30/2025; Coincheck FY ended 3/31. Figures are rounded. 24